U.S. Securities and Exchange Commission
                              Washington, DC 20549

                          NOTICE OF EXEMPT SOLICITATION



1.   Name of the Registrant: Charles River Laboratories International, Inc.

2.   Name of person relying on exemption: JANA Partners LLC

3. Address of person relying on exemption: 767 Fifth Avenue, 8th Floor, New York, New York 10153

4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)

June 7, 2010


Mr. James C. Foster
Chairman, President and Chief Executive Officer
Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, Massachusetts 01887


VIA FACSIMILE AND OVERNIGHT DELIVERY

Mr. Foster,

     JANA Partners LLC ("JANA", "we" or "us") beneficially owns more than 7% of the outstanding shares of Charles River Laboratories International, Inc. ("Charles River" or the "Company") making us the Company's largest shareholder based upon publicly available information. We acquired our position because we believe Charles River is currently underappreciated by the market given its dominant position in the highly defensive research models market, its attractive valuation on a standalone basis, the expected cyclical recovery in preclinical services and ongoing positive secular trends in pharmaceutical and biotech outsourcing. We appreciated you and Dr. Ge Li, Chairman and CEO of WuXi PharmaTech (Cayman) Inc. ("WuXi"), taking the time to meet with us last week to discuss the Company's proposal to acquire WuXi. While we understand your stated strategic rationale, we have serious doubts about the wisdom of pursuing this transaction at this time. Even if the contemplated benefits can ultimately be realized, we believe that the high cost, significant integration risks and inopportune timing simply make the proposed acquisition the wrong path for Charles River shareholders. For these reasons, we intend to vote against the issuance of Company stock required to complete the proposed acquisition, and we believe based on shareholder sentiment it is likely that a majority of the Company's shareholders will do the same.

     Despite WuXi's valuable assets and well-regarded chemistry operation, we believe the proposed price, equal to approximately 16x estimated consensus 2010 EBITDA at announcement compared to approximately 8x for Charles River on the trading day prior to the announcement, cannot be justified given WuXi's declining margins and falling growth rates. WuXi's gross margins have declined each year since 2003 and WuXi predicts its gross margin will fall again in 2010.(1) We believe these persistent margin declines are due to the commoditization of WuXi's core discovery chemistry business, and evidence the declining opportunity for labor arbitrage in China. WuXi's annual sales growth rate also fell each year from 2006 through 2009, and the projected reacceleration of future growth comes with significant added risk in the face of


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(1)  Gross  profit  adjusted  for   amortization  of  intangibles.

growing competition in its core chemistry business and reliance on growth from its fledgling toxicology business.

     Despite such trends, the Company's recently filed proxy materials show that the Company and its advisors relied upon what appear to be aggressive WuXi standalone growth and margin assumptions in evaluating the contemplated acquisition and in estimating that it would be neutral to earnings per share in 2011. In fact, analysts have pointed out that even WuXi's own 2010 guidance is below the projections Charles River relied upon in formulating its offer. As Jefferies & Co. analysts have noted, "We believe the credibility of the 2011 and 2012 estimates is low given that 2010 estimates are extremely aggressive compared to [WuXi's] own guidance issued only three weeks ago."(2) Such assumptions for WuXi are also well above consensus, and as Bank of America Merrill Lynch analysts have pointed out would "require sustainable Lab services growth and successful execution in two relatively early stage businesses ([toxicology] and manufacturing) while driving margin expansion in the face of pricing pressure."(3)

     The proposed acquisition would also pose significant integration risks given the challenges of integrating a new business line located across the globe. As Jefferies & Company analysts recently observed, "Investors must bet against history to believe that [Charles River] can integrate [WuXi] without a stumble, and at over 15x our 2010 EBITDA estimate, [Charles River's] bet is an expensive one."(4) It is also important to note that to finance the proposed transaction Charles River plans to assume significant additional leverage, raising its total debt to EBITDA ratio to 3.3x, further eroding its margin for error in integrating the two businesses. In addition, combining and integrating a broad platform of discovery and preclinical services is a significant distraction at a time when other public contract research organizations ("CROs") have been lowering guidance and Charles Rivers' cyclically weak preclinical business requires increased attention.

     The timing of the proposed transaction is also highly inopportune for the Company's shareholders. If this acquisition occurs now, WuXi shareholders would walk away with a significantly larger portion of the pro forma entity than if the proposed transaction occurred after the anticipated cyclical recovery when Charles River shares should recover their value. While WuXi may benefit from related cyclical trends as well, discovery services have not suffered declines as severe as preclinical services like toxicology. In any case, as described above Charles River has also already factored in aggressive WuXi growth assumptions in its valuation. Finally with respect to timing, as disclosed in the Company's proxy materials there appear to be no alternate buyers for WuXi, which casts doubt not only on the premium value ascribed to WuXi but also on


-------------------
(2) "Putting on its Marketing Hat", David Windley, Timothy C. Evans, Andrew Hilgenbrink, Ph.D.; Jefferies & Company, Inc., June 2, 2010.
(3) "Merger assumptions leave little room for error"; Eric Lo, Eric H. Chang, Bank of America Merrill Lynch, June 2, 2010.
(4) "Putting on its Marketing Hat"; David Windley, Timothy C. Evans, Andrew Hilgenbrink, Ph.D.; Jefferies & Company, Inc., June 2, 2010.

why this transaction is necessary now given that there is little risk of losing WuXi to a competitive bidder.

     Charles River's share price performance in recent years underscores the danger for shareholders of inefficient capital allocation. Despite numerous acquisitions and significant expenditures on new facilities (which in some cases have been temporarily closed shortly after completion) over the years, the Company has significantly and consistently underperformed peers.(5) For example, in 2004 the Company acquired Inveresk Research Group ("Inveresk"), another large transaction which like WuXi was hailed as a "transformational" acquisition and was intended to provide a "broader strategic platform for growth."(6) However, from the trading day before the Inveresk acquisition was announced until the trading day before announcement of the proposed WuXi transaction, the Company's shares declined approximately 19%, compared to an average increase of 108% for its comparably-sized industry peers.(7) After failing to realize the goal of combining early and late stage CRO services, the Company soon divested a significant portion of the assets acquired in the Inveresk transaction and incurred hundreds of millions of dollars in combined write-downs and losses.
While smaller tuck-in acquisitions have been more successful, as RW Baird recently noted, "Past acquisitions haven't been [the Company's] strong point, nor have the majority panned out across the industry."(8)

     While we grasp the theory, we believe that in reality the promised strategic benefits of the contemplated transaction are also far from certain enough to justify the proposed price and timing. As one analyst has noted:

     "We still see the valuation premium applied as aggressive and the rationale for combination lacking enough supporting evidence to assuage all concerns. We do believe that the combined entity will be competitively differentiated, but we're unconvinced that it will be materially competitively advantaged. We think China is an exciting market, and we believe that a larger presence there is a long-term positive, yet we're unsure of [Charles River's] ability to find synergies between

-------------------
(5) For the one, three and five year periods ending on the trading day prior to the announcement of the WuXi acquisition, the Company's shares have returned approximately 57%, (17)% and (17)%, respectively, compared to 106%, 8% and 110%, respectively, on average for comparably-sized industry peers Covance Inc., Parexel International Corp., ICON plc and Pharmaceutical Product Development Inc., and 46%, (12)% and 17%, respectively, for the S&P 500. All calculations assume reinvestment of dividends.
(6) Charles River presentation prepared for joint conference call with Inveresk, July 1, 2004.
(7) Such industry peers consist of Covance Inc., Parexel International Corp., ICON plc and Pharmaceutical Product Development Inc. The S&P 500 also outperformed the Company, returning approximately 20%, during the same period. All calculations assume reinvestment of dividends.
(8) Charles River  Laboratories";  Eric W. Coldwell,  Nicholas Juhle;  Robert W.
Baird & Co., May 12, 2010. Analysts such as UBS Investment Research have expressed similar doubts, noting that "given Charles River's mixed M&A track record (especially the difficulties with the Inveresk acquisition) and the complexity of the WuXi transaction as it relates to combining different business models and corporate cultures, we believe the integration and execution risks are above average." "A Closer Look at the WuXi Acquisition"; Derik de Bruin, Ph.D., Daniel Arlas, Rafael Tejada; UBS Investment Research, May 13, 2010.

     the eastern chemistry/manufacturing footprint of [WuXi] and its own western biology business."(9)

     More broadly, we believe that combining discovery chemistry and biology to create revenue synergies is an untested proposition and may not mesh with how customers currently purchase these services, which at least in some cases are done on a decentralized basis. The Company relies upon a large global sales force with multiple points of customer contact working within a highly regulated framework, making the generation of sales synergies from a combination with WuXi's sales force highly uncertain. It is also worth noting that WuXi is not an unknown provider to pharmaceutical and biotech customers seeking to outsource drug discovery, also casting uncertainty on whether significant revenue synergies can be obtained by a combination. In addition, management's stated intention to leave WuXi's ERP system in place for the foreseeable future (until it can complete its own new ERP systems implementation), rather than rapidly migrating them to the Company's own systems, will likely make sales synergies more difficult to achieve as pricing a bundled offering will be more challenging. Another concern with respect to the proposed strategy is that new and existing customers may demand lower prices for a combined offering, meaning that any potential revenue synergies could be eroded by deterioration in pricing power on the larger components of the combined offering. Such pricing erosion could be exacerbated by the divergent pricing models of Charles River and WuXi.(10)

     Simply put, we believe that there are much more promising and straightforward means at present to create shareholder value than acquiring a company with decelerating growth prospects and significant integration risks at an expensive valuation using a large amount of the Company's undervalued stock. For example, we note that the Company could employ the same multiple of leverage to trailing EBITDA it would assume in a WuXi acquisition to repurchase approximately 19% of its currently undervalued outstanding shares at a 10% premium to the current Charles River share price, without any integration risk. We believe that a share repurchase of this magnitude would result in accretion to 2011 earnings per share of approximately 14%, and growing thereafter.(11) Based on its history as a leveraged buyout, robust private equity activity in the CRO space and recent published reports, we believe there could be significant private equity interest in the Company, creating potentially


-------------------
(9) "Charles River Laboratories"; Eric W. Coldwell, Nicholas Juhle; Robert W. Baird & Co., May 12, 2010."
(10) Bank of America Merrill Lynch for example has expressed concerns regarding "potential cannibalization of sales from having a different pricing model in the US/EU vs. Asia." "Merger assumptions leave little room for error"; Eric Lo, Eric
H. Chang; Bank of America Merrill Lynch, June 2, 2010.
(11) For purposes of our share repurchase analysis we have made the following assumptions: 1) a share repurchase price of $36.26 (a 10% premium to Charles River's June 4, 2010 closing price of $32.96); 2) 66.2 million shares outstanding as of April 15, 2010 per Charles River's most recent 10-Q; 3) standalone 2011 non-GAAP EPS of $2.70 based on Company guidance for pro forma earnings and expected neutral impact to 2011 earnings from proposed WuXi transaction; 4) total leverage of 3.3x trailing standalone EBITDA and a borrowing cost of 4.5% (consistent with leverage level and borrowing rate of proposed WuXi transaction); 5) termination fee of $25 million (pursuant to acquisition agreement following Company shareholder rejection of the transaction) paid out of excess cash with foregone interest of 1%; and 6) a tax rate on incremental debt and foregone cash interest of 35%.

another means of realizing maximum shareholder value without significant operating or integration risk.

     Not surprisingly in light of these facts, many Charles River shareholders have already expressed their displeasure with the proposed acquisition by disposing of their stock, which contributed to a share price decline of almost 16% the day the proposed deal was announced. We believe that sentiment among a significant percentage of current shareholders is also decidedly negative.(12) If as appears likely the Company's shareholders reject the proposed WuXi acquisition, we believe the Company is well-positioned for the future and has several attractive options for pursuing future value creation for shareholders, and we are prepared to assist management in exploring such options if we can be of any assistance. In the meantime, we can be reached at (212) 455-0900 should you wish to discuss any of these matters further.


Sincerely,

/s/ Barry Rosenstein
-------------------------

Barry Rosenstein
JANA Partners LLC
Managing Partner


BR/CP/SO/NM/SA




Quotation of analysts herein does not necessarily indicate that such analysts support the views expressed herein.







-------------------
(12) For example, RW Baird noted that "we know that there is a large contingent of shareholders unhappy with the valuation and strategy." "Charles River Laboratories"; Eric W. Coldwell, Nicholas Juhle; Robert W. Baird & Co., May 12, 2010. Wells Fargo reported that, "We fielded multiple calls from investors regarding the deal, and most of them expressed a general disdain." "CRL: Final Thoughts on Q1 2010 And WX Deal"; Greg T. Bolan, Eric Hebert; Wells Fargo Securities, April 26, 2010.